SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)

                                   OROAMERICA, INC.

                                   (Name of Issuer)

                            Common Stock, $.001 par value

                            (Title of Class of Securities)


                                     687027 10 2

                                    (CUSIP Number)


            Jeffrey L. Steele, Esq., 1500 K Street, N.W. Washington, D.C. 20005 (202) 626-3314

             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   January 8, 1997

               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 12 Pages

                                     SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill & Associates (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  173,096
        SHARES           8   Shared Voting Power:  166,597
        BENEFICIALLY     9   Sole Dispositive Power:  141,400
        OWNED BY        10   Shared Dispositive Power:  248,293
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        389,693

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.23%

    14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill Holdings (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  293,096
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  389,693
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        389,693

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.23%

    14  TYPE OF REPORTING PERSON:  HC

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   F. Peter Cundill
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)
                                                                      (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  293,096
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  389,693
        EACH REPORTING
        PERSON WITH


    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        389,693

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.23%

    14  TYPE OF REPORTING PERSON:  IN

                    This Amendment No. 1 to Statement on Schedule 13D heretofore filed on May 9, 1996 is filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 3 and 5:

          ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS
          ENTIRETY:

          Item 3.   Source and Amount of Funds or Other Consideration.

                    The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                    (1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 166,597 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $772,478.78. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (2) Acting on behalf of various of its investment advisory clients, PCB purchased a total of 91,400 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $427,561.29. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (3) Acting on behalf of Cundill Security Fund, an unincorporated trust governed by the laws of British Columbia ("Security Fund"), PCB purchased a total of 50,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $232,740.82. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Security Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                    (4) Acting on behalf of Cundill International Company Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 81,696 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $381,042.29. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                         Individually PCA does not beneficially own 5% or
               more of the Shares. Due to the investment management services provided by PCB to PCA, its own investment advisory clients, Security Fund and International, PCB could be deemed a beneficial owner of all Shares purchased in the transactions described in subitems (1), (2), (3) and (4) above.

                    All dollar amounts are in United States dollars.

          THE FIRST PARAGRAPH OF ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

          Item 5.   Interest in Securities of the Issuer.

                    The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

          Shares Deemed to be            Nature of              Percentage
          Beneficially Owned By:         Ownership               of Class

          (A)  PCB:

                  96,597        Shared Dispositive Power
                                Only  (1)                          1.54%

                  70,000        Shared Voting and Shared
                                Dispositive Power  (2)             1.12%

                  50,000        Shared Voting and Sole
                                Dispositive Power  (3)             0.80%

                  81,696        Sole Voting and Shared
                                Dispositive Power  (4)             1.31%

                  91,400        Sole Voting and Sole
                                Dispositive Power (5)              1.46%

                 389,693                                           6.23%


          (B)  Holdings:

                  96,597        Shared Dispositive Power
                                Only  (6)                          1.54%

                  70,000        Shared Voting and Shared
                                Dispositive Power  (7)             1.12%

                  50,000        Shared Voting and Shared
                                Dispositive Power  (8)             0.80%

                  81,696        Shared Voting and Shared
                                Dispositive Power  (9)             1.31%

                  91,400        Shared Voting and Shared
                                Dispositive Power (10)             1.46%

                 389,693                                           6.23%


          (C)  Cundill:

                  96,597        Shared Dispositive Power
                                Only  (11)                         1.54%

                  70,000        Shared Voting and Shared
                                Dispositive Power  (12)            1.12%

                  50,000        Shared Voting and Shared
                                Dispositive Power  (13)            0.80%

                  81,696        Shared Voting and Shared
                                Dispositive Power (14)             1.31%

                  91,400        Shared Voting and Shared
                                Dispositive Power (15)             1.46%

                 389,693                                           6.23%


          (1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

          (2) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

          (3) Such Shares are owned by Security Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Security Fund.

          (4) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

          (5) Such Shares are owned by investment advisory clients of PCB. By reason of its investment advisory relationship with such clients, PCB (as between itself and its clients) has sole voting and sole dispositive power over such Shares. The economic interest in such Shares is held by the aforementioned investment advisory clients of PCB.

          (6) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (7) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (9) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (10) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (11) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

          (12) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (13) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (14) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          (15) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

          THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

               TRANSACTIONS

               No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market.

          Reporting       Sale/                   No. of         Price Per
           Person       Purchase     Date         Shares           Share

          PCB           Purchase    11/21/96       3,600           $4.75
                         "          11/22/96       2,400           $4.75
                         "          12/4/96        1,000           $4.75
                         "          12/19/96       5,100           $4.75
                         "          12/20/96       2,100           $4.69
                         "          12/23/96       1,260           $4.75
                         "          12/30/96         470           $4.75
                         "          12/31/96       2,237           $4.75

          PCB on        Purchase    11/21/96       1,200           $4.75
          behalf of      "          11/22/96         800           $4.75
          PCA            "          12/17/96         500           $4.75
                         "          12/19/96       1,000           $4.75
                         "          12/20/96         700           $4.75
                         "          12/23/96         420           $4.75
                         "          12/30/96         330           $4.75
                         "          12/31/96       3,232           $4.75
                         "          1/3/97           270           $4.75
                         "          1/7/97         2,000           $4.75
                         "          1/8/97         2,500           $4.75
                         "          1/9/97         1,500           $4.75
                         "          1/10/97          500           $4.75

          PCB on        Purchase    11/21/96       1,200           $4.75
          behalf of      "          11/22/96         800           $4.75
          Inter-         "          12/19/96       1,700           $4.75
          national       "          12/20/96         700           $4.75
                         "          12/23/96         420           $4.75
                         "          12/31/96       3,231           $4.75
                         "          1/2/97           500           $4.75
                         "          1/7/97         2,000           $4.75
                         "          1/8/97         2,500           $4.75
                         "          1/8/97         1,500           $4.75
                         "          1/10/97          500           $4.75


          Item 7.   Materials Filed as Exhibits.

                    In accordance with Rule 101(a)(2)(ii) of Regulation S-T, the following exhibits which have been previously filed in paper format, are not required to be restated electronically and are incorporated by reference herein.

                    Exhibit 1 -  Agreement dated December 28, 1984 between
                                 PCB and PCA (previously filed as Exhibit 1 to Item 7 of Amendment No. 1 to this
                                 Schedule 13D filed on February 13, 1992).

                    Exhibit 2 -  Master Investment Counsel Agreement dated
                                 June 1, 1995 between PCB and the Trustee of Security Fund (Incorporated by reference to Exhibit D to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                    Exhibit 3 -  Management Agreement dated September 18,
                                 1985 between PCB and International
                                 (Incorporated by reference to Exhibit 7 to Item 7 of Amendment No. 2 to Schedule 13D filed by the Reporting Persons on September 6, 1995 with respect to the common stock of Dart Group Corporation.)

                    Exhibit 4 -  Power of Attorney for Peter Cundill &
                                 Associates (Bermuda) Ltd (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                    Exhibit 5 -  Power of Attorney for Peter Cundill
                                 Holdings (Bermuda) Ltd (Incorporated by
                                 reference to Exhibit B to Item 7 of
                                 Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                    Exhibit 6 -  Power of Attorney for F. Peter Cundill
                                 (Incorporated by reference to Exhibit C to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                                      SIGNATURES


               The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.


                                        PETER CUNDILL & ASSOCIATES
                                        (BERMUDA) LTD.



          Date:  January __, 1997       By: /s/Patrick W.D. Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*


                                        PETER CUNDILL HOLDINGS
                                        (BERMUDA) LTD.



          Date:  January __, 1997       By: /s/Patrick W.D. Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*



                                        F. PETER CUNDILL



          Date:  January __, 1997       By: /s/Patrick W.D. Turley
                                            Patrick W.D. Turley
                                              Attorney-in-Fact*



          *Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.